Hilton 7930 Jones Branch Drive McLean, VA 22102 USA

VIA COURIER AND EDGAR

March 20, 2017

Re:	Hilton Worldwide Holdings Inc.
Form 10-K for the fiscal year ended December 31, 2016
Filed February 15, 2017
File No. 1-36243

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and Commodities
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Ms. Monick:

Hilton Worldwide Holdings Inc. (the “Company,” “Hilton,” “we” or “our”) is submitting the following responses to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 17, 2017, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (the “Form 10-K”) filed on February 15, 2017 in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that, except where otherwise indicated below, references to page numbers refer to the page numbers of the EDGAR-filed Form 10-K.

Form 10-K for the fiscal year ended December 31, 2016

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

RevPAR, page 47

1.	You disclose that a currency neutral basis is when all periods use the same exchange rates. Please revise future filings to clarify which period’s exchange rate is used.

In response to the Staff’s comment, we respectfully confirm that in future Exchange Act periodic reports where we include currency neutral presentations of RevPAR, ADR or other metrics we will clarify which period’s exchange rate is used as such items are presented.

March 20, 2017

Consolidated Financial Statements, page 73

2.
Please tell us how you determined it was not necessary to classify the assets and liabilities of Park and HGV as held for sale as of December 31, 2016. Further, please tell us how you determined it was not necessary to reclassify the Park and HGV results of operations as discontinued operations for the periods presented. Please refer to ASC 205-20-45.

The Company respectfully notes that effective as of 5:00 p.m. Eastern time on January 3, 2017 (the “Distribution Date”), the Company completed the separation of its business into three independent, publicly traded companies (the “spin-offs”), which was accomplished by the distribution of the outstanding shares of common stock of Park and HGV (together, “the components”) to the Company’s stockholders. Prior to the Distribution Date, including the entirety of the year ended December 31, 2016, the assets and liabilities of the components continued to be used in the Company’s business.

As Park and HGV were disposed of in a transaction other than by sale, the Company applied the guidance in ASC paragraph 360-10-45-15 when considering whether they would be presented as assets held for sale as of December 31, 2016. Accordingly, the Company determined that the assets and liabilities of the components should not be classified as held for sale until disposed of, in this case, on the Distribution Date. Also, as described in ASC paragraph 360-10-45-15, the requirements of ASC paragraphs 205-20-45-1 through ASC 205-20-45-5 with respect to reporting results of operations as discontinued operations did not apply until the Distribution Date. Based on our application of this guidance to the spin-offs, we classified the assets and liabilities of the components as held and used and did not separately classify results of operations of the components as discontinued operations as of and for the year ended December 31, 2016.

The Company will report the assets and liabilities of Park and HGV as assets and liabilities from discontinued operations and their results of operations as discontinued operations for all historical periods presented beginning in the quarterly period ending March 31, 2017 and all periods required thereafter.

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March 20, 2017

Please do not hesitate to call me at (703) 883-1000 with any questions or further comments you may have regarding these filings or if you wish to discuss the above responses.

Very truly yours,

HILTON WORLDWIDE HOLDINGS INC.

By:	/s/ Kevin J. Jacobs
Name:	Kevin J. Jacobs
Title:	Executive Vice President and Chief Financial Officer

cc: Securities and Exchange Commission
Howard Efron

cc: Hilton Worldwide Holdings Inc.
Kristin A. Campbell
Michael W. Duffy

cc: Simpson Thacher & Bartlett LLP
Joshua Ford Bonnie
Edgar J. Lewandowski